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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  XIRCOM, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          ESR ACQUISITION CORPORATION
                                   (OFFEROR)
                      A DIRECT WHOLLY-OWNED SUBSIDIARY OF

                               INTEL CORPORATION
                            (NAMES OF FILING PERSONS
            (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   983922105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             F. THOMAS DUNLAP, JR.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               INTEL CORPORATION
                           2200 MISSION COLLEGE BLVD.
                       SANTA CLARA, CALIFORNIA 95052-8119
                                 (408) 765-8080

                                    COPY TO:
                            RICHARD S. MILLARD, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                         2882 SAND HILL ROAD, SUITE 280
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 926-6200
                 (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON
 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
                   $701,317,550                                          $140,264
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 28,052,702 shares of common stock, par value $0.001 per share (the "Common Stock"), of Xircom, Inc. (calculated based on 29,921,232 shares of Common Stock outstanding as of January 12, 2001, less 1,868,530 shares of Common Stock currently owned by the parent corporation of the Offeror), at a price per share of $25.00 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                       Filing Party:
                           ---------------------------------                 ---------------------------------
Form or Registration No.:                                     Date Filed:
                           ---------------------------------                 ---------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

                                  SCHEDULE TO

     This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by ESR Acquisition Corporation, a Delaware corporation ("Purchaser") and direct wholly-owned subsidiary of Intel Corporation, a Delaware corporation ("Intel"), to purchase all of the outstanding shares (the "Shares") of common stock, par value $0.001 per share (the "Common Stock"), of Xircom, Inc., a California corporation (the "Company"), at a purchase price of $25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 29, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The item numbers and response thereto below are in accordance with the requirements of Schedule TO. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 15, 2001, by and among Intel, Purchaser and the Company (the "Merger Agreement"), which provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth therein (including, without limitation, the purchase of Shares pursuant to the Offer), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Intel. Upon consummation of the Merger, each issued Share that is outstanding immediately prior to the Merger (except for Shares owned by the Company or Intel, or any subsidiary of Intel, and Shares held by dissenting shareholders exercising their appraisal rights under the California Corporations Code, to the extent such rights apply) will be converted automatically into the right to receive the amount paid per Share in the Offer, in cash, without interest, upon surrender of the certificate representing the Share.

     The information contained in this Schedule TO concerning the Company, including, without limitation, information concerning the deliberations, approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the financial advisor to such Board of Directors, and the Company's capital structure and financial information, was supplied by the Company. Neither Purchaser nor Intel takes any responsibility for the accuracy of such information.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Offer to Purchase under the section entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Xircom, Inc., a California corporation. The address of the Company's principal executive offices is 2300 Corporate Center Drive, Thousand Oaks, California 91320. The Company's telephone number at its principal executive offices is (805) 376-9300.

     (b) The class of equity securities to which this Schedule TO relates is the Common Stock of the Company. The information set forth in the Offer to Purchase under the section entitled "Introduction" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase in Section 6 ("Price Range of the Shares") and Section 16 ("Dividends and Distributions") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a), (b), (c)(1,2,5) This Schedule TO is being filed by Purchaser and Intel. The information set forth in the Offer to Purchase under the section entitled "Introduction", in Section 8 ("Certain Information Concerning Intel and Purchaser") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (c)(3,4) During the last five years, none of Purchaser, Intel or, to the best knowledge of Intel or Purchaser, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)(1)(i-viii,xii), (a)(2)(i-iv,vii) The information set forth in the Offer to Purchase under the section entitled "Introduction," in Section 1 ("Terms of the Offer; Expiration Date"), Section 2 ("Procedure for Accepting the Offer and Tendering Shares"), Section 3 ("Withdrawal Rights"), Section 4 ("Acceptance for Payment and Payment for Shares"), Section 5 ("Certain U.S. Federal Income Tax Consequences of the Offer and Merger"), Section 12 ("Purpose of the Offer and the Merger Agreement"), Section 13 ("The Merger Agreement, the Stock Option Agreement and the Tender and Voting Agreement"), Section 18 ("Certain Conditions of the Offer"), and Section 19 ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (a)(1)(ix)  Not applicable.

     (a)(1)(x)  Not applicable.

     (a)(1)(xi)  Not applicable.

     (a)(2)(v)  Not applicable.

     (a)(2)(vi)  Not applicable.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) The information set forth in the Offer to Purchase in Section 10 ("Certain Transactions between Intel and the Company") and Section 14 ("Interests of Certain Persons in the Merger") is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under the section entitled "Introduction," in Section 11 ("Contacts with the Company; Background of the Offer and Merger"), and Section 12 ("Purpose of the Offer and the Merger Agreement") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offer to Purchase under the section entitled "Introduction," in Section 11 ("Contacts with the Company; Background of the Offer and Merger"), Section 12 ("Purpose of the Offer and the Merger Agreement") and Section 13 ("The Merger Agreement, the Stock Option Agreement and the Tender and Voting Agreement"), is incorporated herein by reference.

     (c)(1-7) The information set forth in the Offer to Purchase under the section entitled "Introduction," in Section 11 ("Contacts with the Company; Background of the Offer and Merger"), Section 12 ("Purpose of the Offer and the Merger Agreement"), Section 13 ("The Merger Agreement, the Stock Option Agreement and the Tender and Voting Agreement"), Section 16 ("Dividends and Distributions"), and Section 17 ("Effects of the Offer on the Market for the Shares; Nasdaq National Market; Exchange Act Registration; Margin Regulations") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Purchase in Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

     (b)  Not applicable.

     (d)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a), (b) The information set forth in the Offer to Purchase under the section entitled "Introduction," in Section 8 ("Certain Information Concerning Intel and Purchaser"), Section 10, ("Certain Transactions between Intel and the Company"), Section 11 ("Contacts with the Company; Background of the Offer and Merger"), and Section 12 ("Purpose of the Offer and the Merger Agreement") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in the Offer to Purchase under "Introduction" and Section 20 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     (a)  Not applicable.

     (b)  Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under the section entitled "Introduction," in Section 10 ("Certain Transactions between Intel and the Company"), Section 12 ("Purpose of the Offer and the Merger Agreement"),
Section 13 ("The Merger Agreement, the Stock Option Agreement and the Tender and Voting Agreement"), Section 14 ("Interests of Certain Persons in the Merger"),
Section 17 ("Effects of the Offer on the Market for the Shares; Nasdaq National Market; Exchange Act Registration; Margin Regulations"), and Section 19 ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and
(a)(1)(B) hereto, respectively, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     EXHIBIT
     NUMBER                             DESCRIPTION
     -------                            -----------
    (a)(1)(A)   Offer to Purchase, dated January 29, 2001.
    (a)(1)(B)   Letter of Transmittal.
    (a)(1)(C)   Notice of Guaranteed Delivery.
    (a)(1)(D)   Form of letter from D.F. King & Co., Inc. to Brokers,
                Dealers, Commercial Banks, Trust Companies and Nominees.
    (a)(1)(E)   Form of letter to Clients for use by Brokers, Dealers,
                Commercial Banks, Trust Companies and Nominees.
    (a)(1)(F)   Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.
    (a)(1)(G)   Joint Press Release issued by Intel Corporation and Xircom,
                Inc. on January 15, 2001, announcing the intent of Purchaser to commence the Offer (incorporated by reference to the
                Schedule TO-C filed by Intel and Purchaser on January 16,
                2001).
    (a)(1)(H)   Summary Advertisement appearing in the Wall Street Journal on January 29, 2001.
    (b)         Not Applicable.
    (d)(1)      Agreement and Plan of Merger, dated January 15, 2001, by and among Intel Corporation, ESR Acquisition Corporation and
                Xircom, Inc. (incorporated by reference to Amendment No. 2 to Intel's Schedule 13D filed on January 22, 2001).
    (d)(2)      Stock Option Agreement, dated January 15, 2001, by and
                between Intel Corporation and Xircom, Inc. (incorporated by reference to Amendment No. 2 to Intel's Schedule 13D filed on January 22, 2001).

     EXHIBIT
     NUMBER                             DESCRIPTION
     -------                            -----------
    (d)(3)      Tender and Voting Agreement, dated January 15, 2001, by and among Intel Corporation, ESR Acquisition Corporation and
                Dirk Gates.
    (d)(4)      Non-Competition Agreement, dated January 15, 2001, by and
                among Intel, Xircom, Inc. and Dirk Gates.
    (d)(5)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Dirk Gates.
    (d)(6)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Sam Bass.
    (d)(7)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Steven DeGennaro.
    (d)(8)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Marc Devis.
    (d)(9)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Jeffery Tang.
    (d)(10)     Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Boguslaw Piekarski.
    (d)(11)     Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Mick Conley.
    (d)(12)     Corporate Non-Disclosure Agreement, dated August 1, 1991,
                between Intel Corporation and Xircom, Inc.
    (d)(13)     Confidential Information Transmittal Record dated October
                30, 2000.
    (d)(14)     Confidential Information Transmittal Record dated December
                19, 2000.
    (d)(15)     Letter, dated January 26, 2001, among Intel Corporation, ESR
                Acquisition Corporation and Xircom, Inc., extending the
                initial expiration date of the Offer to March 2, 2001.
    (d)(16)     Investor Rights Agreement, dated February 28, 1997, between
                Xircom, Inc. and Intel Corporation (incorporated by
                reference to Intel's Schedule 13D filed on March 10, 1997).
    (g)         Not applicable.
    (h)         Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ESR ACQUISITION CORPORATION

                                          By:      /s/ SUZAN A. MILLER
                                            ------------------------------------
                                          Name: Suzan A. Miller
                                          Title:  President

                                          INTEL CORPORATION

                                          By:   /s/ F. THOMAS DUNLAP, JR.
                                            ------------------------------------
                                          Name: F. Thomas Dunlap, Jr.
                                          Title:  Senior Vice President, General
                                              Counsel and Secretary

Dated: January 29, 2001

                                 EXHIBIT INDEX

     EXHIBIT
     NUMBER                             DESCRIPTION
     -------                            -----------
    (a)(1)(A)   Offer to Purchase, dated January 29, 2001.
    (a)(1)(B)   Letter of Transmittal.
    (a)(1)(C)   Notice of Guaranteed Delivery.
    (a)(1)(D)   Form of letter from D.F. King & Co., Inc. to Brokers,
                Dealers, Commercial Banks, Trust Companies and Nominees.
    (a)(1)(E)   Form of letter to Clients for use by Brokers, Dealers,
                Commercial Banks, Trust Companies and Nominees.
    (a)(1)(F)   Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.
    (a)(1)(G)   Press Release issued by Intel Corporation and Xircom, Inc.
                on January 15, 2001, announcing the intent of Purchaser to commence of the Offer (incorporated by reference to the
                Schedule TO-C filed by Intel and Purchaser on January 16,
                2001).
    (a)(1)(H)   Summary Advertisement appearing in the Wall Street Journal on January 29, 2001.
    (b)         Not Applicable.
    (d)(1)      Agreement and Plan of Merger, dated January 15, 2001, by and among Intel Corporation, ESR Acquisition Corporation and
                Xircom, Inc. (incorporated by reference to Amendment No. 2 to Intel's Schedule 13D filed on January 22, 2001).
    (d)(2)      Stock Option Agreement, dated January 15, 2001, by and
                between Intel Corporation and Xircom, Inc. (incorporated by reference to Amendment No. 2 to Intel's Schedule 13D filed on January 22, 2001).
    (d)(3)      Tender and Voting Agreement, dated January 15, 2001, by and among Intel Corporation, ESR Acquisition Corporation and
                Dirk Gates.
    (d)(4)      Non-Competition Agreement, dated January 15, 2001, by and
                among Intel, Xircom, Inc. and Dirk Gates.
    (d)(5)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Dirk Gates.
    (d)(6)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Sam Bass.
    (d)(7)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Steven DeGennaro.
    (d)(8)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Marc Devis.
    (d)(9)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Jeffery Tang.
    (d)(10)     Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Boguslaw Piekarski.
    (d)(11)     Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Mick Conley.
    (d)(12)     Corporate Non-Disclosure Agreement, dated August 1, 1991,
                between Intel Corporation and Xircom, Inc.
    (d)(13)     Confidential Information Transmittal Record dated October
                30, 2000.
    (d)(14)     Confidential Information Transmittal Record dated December
                19, 2000.
    (d)(15)     Letter, dated January 26, 2001, among Intel Corporation, ESR
                Acquisition Corporation and Xircom, Inc., extending the
                initial expiration date of the Offer to March 2, 2001.
    (d)(16)     Investor Rights Agreement, dated February 28, 1997, between
                Xircom, Inc. and Intel Corporation (incorporated by
                reference to Intel's Schedule 13D filed on March 10, 1997).
    (g)         Not applicable.
    (h)         Not applicable.